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                               September 28, 2021

       Charles H. R. Bracken
       Chief Financial Officer
       Liberty Global plc
       161 Hammersmith Rd
       London, UK W6 8BS

                                                        Re: Liberty Global plc
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 16,
2021
                                                            Form 10-Q for the
Quarter Ended June 30, 2021
                                                            Filed July 29, 2021
                                                            Form 8-K filed July
29, 2021
                                                            File No. 001-35961

       Dear Mr. Bracken:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended June 30, 2021

       Notes to Condensed Consolidated Financial Statements
       (4) Acquisitions and Dispositions, page 10

   1. It appears the Gain on U.K. JV Transaction may be a bargain purchase gain. Please disclose and tell us
why the transaction resulted in the gain. Also explain to us in detail your accounting,
including the literature that you are relying upon. In light of the significance of the
gain, expand your disclosure to address:
                                                            the fair values of
the assets and liabilities of VMED O2 JV which provide the basis for your 50%
interest;
                                                            your contingent
liabilities, if any; and
                                                            any attribution of
negative basis difference to specific assets and liabilities of the joint
 Charles H. R. Bracken
FirstName  LastNameCharles H. R. Bracken
Liberty Global plc
Comapany 28,
September  NameLiberty
               2021     Global plc
September
Page 2     28, 2021 Page 2
FirstName LastName
              venture.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Free Cash Flow, page 80

2. We note your adjustment for Adjusted FCF captioned "Expenses financed by an intermediary" and the related explanation in footnote (a) regarding hypothetical amounts.
         It is unclear to us why you reclassify amounts in the consolidated statements of cash flows based on hypothetical operating and financing transactions. Tell us the nature of expenses financed by an intermediary and your basis in the accounting literature for related reclassifications.

         Considering that the operating cash outflow for "Expenses financed by an intermediary"
         is hypothesized, it is unclear how such amount could be presented as a non-GAAP adjustment to net cash provided by operating activities. Such adjustment appears to have used an individually tailored recognition and measurement method. Please advise or revise. Refer to Q&A 100.04 of the CD&I on Non-GAAP Financial
Measures.
Form 8-K filed July 29, 2021

Liberty Global Reports Q2 2021 Results
Footnotes, page 21

3.       Refer to footnote 8 regarding Debt to LTM Adjusted EBITDA and Net Debt to LTM
         Adjusted EBITDA. Please present with equal or greater prominence, the most directly comparable financial ratios calculated and presented in accordance with GAAP. Include a reconciliation to such GAAP measures. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-
         K and footnote 27 of the SEC   s Adopting Release titled    Conditions
for Use of Non-
         GAAP Financial Measures    (Release No. 33-8176).
Liberty Global Reports Q2 2021 Results
Glossary, page 23

4. We note that the OFCF ("Operating Free Cash Flow") is used to measure your performance though the term appears to denote that it is a liquidity measure. Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b).

         Additionally, please reconcile this measure to its most comparable GAAP measure instead of another non-GAAP measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
 Charles H. R. Bracken
Liberty Global plc
September 28, 2021
Page 3

Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameCharles H. R. Bracken
                                                          Division of
Corporation Finance
Comapany NameLiberty Global plc
                                                          Office of Technology
September 28, 2021 Page 3
cc:       Jason Waldron
FirstName LastName